BRITISH COLUMBIA
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Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
June 14, 2010

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 14, 2010 04:00 PM Pacific Time

Incorporation Number: **C0564789**

Recognition Date: Continued into British Columbia on May 15, 1998

NOTICE OF ARTICLES

Name of Company:

SILVERCREST MINES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
19TH FL 885 WEST GEORGIA ST
VANCOUVER BC V6C 3H4
CANADA

Delivery Address:
19TH FL 885 WEST GEORGIA ST
VANCOUVER BC V6C 3H4
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
19TH FL 885 WEST GEORGIA ST
VANCOUVER BC V6C 3H4
CANADA

Delivery Address:
19TH FL 885 WEST GEORGIA ST
VANCOUVER BC V6C 3H4
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
SANDERS, GEORGE

Mailing Address:
416 COLLET ROAD
KELOWNA BC V1W 1K7
CANADA

Delivery Address:
416 COLLET ROAD
KELOWNA BC V1W 1K7
CANADA

Last Name, First Name, Middle Name:
THODY, GRAHAM

Mailing Address:
2465 BERTON PLACE
NORTH VANCOUVER BC V7H 2W9
CANADA

Delivery Address:
2465 BERTON PLACE
NORTH VANCOUVER BC V7H 2W9
CANADA

Last Name, First Name, Middle Name:
DREVER, J. SCOTT

Mailing Address:
SUITE 501 - 570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
SUITE 501 - 570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

Last Name, First Name, Middle Name:
MAGNUSSON, BARNEY

Mailing Address:
SUITE 501 - 570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

Delivery Address:
SUITE 501 - 570 GRANVILLE STREET
VANCOUVER BC V6C 3P1
CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

June 26, 2008

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

2.	No Maximum	PREFERRED Shares	Without Par Value With Special Rights or Restrictions attached